SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of,	January	2006
Commission File Number	000-14620
Crystallex International Corporation
(Translation of registrant’s name into English)
18 King Street East, Suite 1210, Toronto, Ontario, Canada M5C 1C4
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________

DOCUMENTS INCLUDED AS PART OF THIS REPORT

Document

1	Press Release dated January 18, 2006.

DOCUMENT 1

For Immediate Release	January 18, 2006

CRYSTALLEX INTERNATIONAL CORPORATION ANNOUNCES U.S. $31,300,000

PRIVATE PLACEMENT FINANCING

TORONTO, ONTARIO, January 18, 2006 – Crystallex International Corporation (the “Corporation”) (TSX: KRY) (AMEX: KRY) announced today that it has agreed to issue and sell to an investor by way of a non-brokered private placement an aggregate of approximately 10,799,000 units (the “Units) at a purchase price of U.S.$2.90 per Unit for aggregate gross proceeds of approximately U.S.$31,317,100. Each Unit will consist of one common share in the capital of the Corporation and 1.512 common share purchase warrants (the “Warrants”). In the aggregate, the Corporation will be issuing 10,799,000 common shares and 16,333,000 Warrants. Each whole Warrant will entitle the holder thereof to purchase one common share at a purchase price of U.S. $4.50 per share for a period of 18 months commencing on the later of: (i) 61 days from the closing date of the private placement; and (ii) 45 days following the receipt of the Permit for the Corporation’s Las Cristinas Project in Venezuela. The Corporation plans to use the net proceeds from the private placement of the Units to develop the Las Cristinas Project, to repay a portion of existing indebtedness and for general corporate purposes. A finder’s fee will be payable to the Corporation’s financial advisor on the closing date of the private placement.

The private placement is scheduled to close on or about January 25, 2006 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and applicable securities regulatory authorities.

About Crystallex

Crystallex International Corporation is a Canadian gold producer with operations and exploration properties in Venezuela. The Company’s principal asset is its interest in the Las Cristinas property in Bolivar State that is currently under development. Other assets include the Tomi Mine, certain Lo Increible properties and the Revemin Mill. Crystallex shares trade on the TSX (symbol: KRY) and AMEX (symbol: KRY).

For Further Information:

Investor Relations Contact: A. Richard Marshall, VP at (800) 738-1577

Visit us on the Internet: http://www.crystallex.com or Email us at: info@crystallex.com>

The Toronto Stock Exchange has not reviewed this release and does not accept responsibility for the adequacy or accuracy of this news release.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CRYSTALLEX INTERNATIONAL CORPORATION
(Registrant)
Date:	January 20, 2006	By:	/S/ DAN HAMILTON
Name: Dan Hamilton Title: Vice President, Controller